Exhibit 18

April 16, 2009

Hooker Furniture Corporation

Martinsville, VA

Ladies and Gentlemen:

We have audited the consolidated balance sheets of Hooker Furniture Corporation (the "Company") as of February 1, 2009 and February 3, 2008, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the two-year period ended February 1, 2009, for the two-month transition period ended January 28, 2007 and the year ended November 30, 2006, and have reported thereon under date of April 16, 2009.  The aforementioned consolidated financial statements and our audit report thereon are included in the Company's annual report on Form 10-K for the year ended February 1, 2009.  As stated in Note 1 and Note 8 to those financial statements, the Company changed its method of accounting for shipping and warehousing costs and states that the newly adopted accounting principle is preferable in the circumstances because management believes classification of shipping and warehousing costs in cost of sales better reflects the cost of producing, distributing and selling its products.  In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method.  However, for purposes of the Company's compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management's business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company's circumstances.

Very truly yours,